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Richard Horowitz
richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

November 27, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIP Alternative Lending Fund A (CIK: 0001709447)
Form N-2MEF File Number: 333-234273; 811-23265
Form N-2MEF Accession Number: 0001133228-19-006380
Filed on October 21, 2019

Ladies and Gentlemen:

On behalf of AIP Alternative Lending Fund A (the “Fund”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of the withdrawal of a Registration Statement under Rule 462(b) of the Securities Act of 1933, as amended (the “1933 Act”) (File Number 333-234273), on form type N-2MEF (accession number 0001133228-19-006380) on October 21, 2019. Pursuant to conversations with the Staff, the Fund will register additional shares on Form N-2 and as such, the N-2MEF filing from October 21, 2019 is being withdrawn.

Pursuant to Rule 477 under the 1933 Act, the Fund hereby requests the withdrawal of such Form N-2MEF filing. No securities were sold in connection with this filing. As noted above, and pursuant to conversations with the Staff, the Fund has submitted a registration statement on Form N-2 in lieu of the filing (File Number 333-234273).

Thank you for your assistance with this matter. If you should require additional information, or have any questions, please call me at 212.698.3525.

Very truly yours,

/s/ Richard Horowitz
Richard Horowitz Cc: Vincent J. DiStefano Ryan Sutcliffe